

August 11, 2014

Via E-mail
John H. Marino, Jr.
Chief Executive Officer
Continental Rail Corp.
2929 East Commercial Boulevard
PH-D
Fort Lauderdale, FL 33308

    Re: **Continental Rail Corp.**
                Amendment No. 1 to Registration Statement on Form S-1
                Filed July 15, 2014
                File No. 333-194337

Dear Mr. Marino:

We have reviewed your responses to the comments in our letter dated April 1, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your amended filing.

Prospectus Summary, page 3

1. We note your response to our prior comment 5 and reissue in part. Please revise the fifth paragraph to disclose that you have had limited revenues and only net losses to date.

Risk Factors, page 6

Our auditors have raised substantial doubts as to our ability to continue, page 6

2. We note your disclosure that you anticipate incurring losses of approximately $700,000 per year. Please reconcile such estimate with your disclosed post-offering burn rate of $27,000 per month and your estimated capital needs of $250,000 to $300,000 disclosed in the Prospectus Summary section on page 3.

Plan of Distribution, page 18

3. We note your response to our prior comment 14 and reissue in part. Please refer to the third full paragraph on page 19. We note that the first sentence continues to state that "[s]elling stockholders are, given their affiliation with [your] company, deemed to be 'underwriters.'" Please refer to our prior comment 14 and your response thereto and revise this paragraph as applicable.

4. Please also supplement your response to our prior comment 14 by providing an analysis in support of your conclusion that none of the selling stockholders who are affiliated with you by virtue of their positions as executive officers or directors are statutory underwriters.

Business, page 20

Overview, page 20

5. It appears that you expect your near-term operations to consist of providing management services to a rail car owner and consulting services through TMS. Please revise your disclosure in this section to explain where those business activities fit within the two divisions of your operations that you identify in the first paragraph of this section.

Our industry, page 21

6. We note your response to our prior comment 20 and reissue. We note that the industry data discussed in this section appears dated. Please revise for calendar year 2013 or explain to us why such information is not available to you.

Competition, page 31

7. We note your response to our prior comment 27 and reissue. Please revise the first paragraph to remove references to well-known, established companies or provide us with the basis for your belief that you will complete with their operations in the near future given your current operating status. In this regard, we note the reference to "Genesee & Wyoming Inc."

Management's Discussion and Analysis of Financial Condition, page 38

8. We note your response to our prior comment 30 and reissue. Please revise to include a detailed plan of operations for the next twelve months under a separate "Plan of Operations" caption. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue.

Exhibit 23.1 Consent of Independent Auditors

9. Please revise to include a consent of the independent registered public accounting firm that refers to the correct date of the related audit report (i.e., February 28, 2014 rather than March 4, 2014).

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Charlie Pearlman, Esq.